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                                                                EXHIBIT 10

                               [MAGNA LETTERHEAD]


September 3, 1996



Mr. Harry A. Lomason II
2900 Pine Lake Road
Orchard Lake, MI  48324

Dear Harry:

        Re:  Employment with Magna Lomason Corporation

As discussed, the form of employment contract which we have agreed upon is enclosed. Immediately following the Commencement Date described in paragraph 8 of the employment contract, Magna will cause Magna Lomason Corporation to execute and deliver to you the employment contract in the form attached for your execution.

For purposes of clarification, it is further understood and agreed that Magna Lomason Corporation will, notwithstanding the termination of the employment contract by reason of your death, continue to pay the premiums for the split dollar life insurance policy described in paragraph 4(b)(ii) of such employment contract until the earlier to occur of the death of your wife (the co-insured under such policy) or payment of all insurance premiums currently required to be paid by D&L under the policy of insurance.

Please sign both copies of this letter and initial the form of employment contract if you are in agreement and return one copy to me.


Yours very truly,



William H. Fike
Vice-Chairman


        Agreed and accepted this        day of September, 1996.


                                    --------------------------------
                                        Harry A. Lomason II
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October  , 1996



                                                          PRIVATE & CONFIDENTIAL

Mr. Harry A. Lomason II
2900 Pine Lake Road
Orchard Lake, MI  48324

Dear Harry:

                Re: Employment with Magna Lomason Corporation

In accordance with our recent discussions, this letter will confirm that the following shall be the terms and conditions of your employment with Magna Lomason Corporation (the "Corporation") as follows:

1. POSITION: Effective with the Commencement Date, you are appointed President, Magna Lomason Metals - Mechanisms group of the Corporation reporting to the Vice-Chairman of Magna International Inc. ("Magna") or his designees. In this position, you are to (i) act as chief executive responsible for Magna Lomason Metals - Mechanisms group (including Atoma Mechanisms group); and (ii) supervise and act as a director of the Shanghai Lomason, Euro-American and Namba joint ventures.


2. BASE SALARY: Your Base Salary shall be U.S. $200,000 per annum (less statutorily required deductions), payable in accordance with the Corporation's standard payroll practices.

3. ANNUAL BONUS: In addition to your Base Salary, you shall receive an Annual Bonus (inclusive of all entitlement to vacation pay and less statutorily required deductions) in an amount equal to:

        (a) a guaranteed Annual Bonus in the amount of U.S. $400,000 per annum, payable quarterly in arrears at the end of each fiscal quarter of Magna for a period of twenty-four (24) months from the Commencement Date; and

        (b) for the fiscal year ending July 31, 1999 and for each fiscal year thereafter, your Annual Bonus will be determined based on a mutually agreed-upon formula providing for participation in profits of the Group, such agreement to be reached on or before August 1, 1998. For the period from August 1, 1998 to the second anniversary date of the Commencement Date such profit participation shall not be less on a pro-rata basis than U.S. $400,000 per annum and for the period from the second anniversary date of the Commencement Date to the date of expiration or termination of this agreement shall not be less on a pro-rata basis than U.S. $200,000 per annum.

        For the purposes of this agreement the profit participation shall be determined and paid in accordance with the stated policies prescribed by Magna, from time to time, in its sole discretion.


4.      BENEFITS:

        (a) During the first twelve (12) months following the Commencement Date you will continue to participate in group insurance and benefit programs at least equivalent to those currently provided to you by Douglas & Lomason Company, including without limitation your split dollar life insurance and pension benefits.

        (b) During the remainder of the term of this agreement you will be entitled to:

                (i) participate in all group insurance and benefit programs generally applicable to salaried employees of the Corporation from time to time, with the exception of the Magna Employee Equity Participation and Profit Sharing Plan or any equivalent or related plans in effect from time to time;










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Mr. Harry A. Lomason II                  -2-                     October  , 1996


        (ii) continuation of your split dollar life insurance policy and related arrangements (including payment by the Corporation of the premiums) all as contemplated in paragraph 9 of the Agreement dated May 17, 1996 between you and Douglas & Lomason Company;

        (iii) continuation of current Douglas & Lomason retirement benefits other than the Douglas & Lomason pension plan;

        (iv) Douglas & Lomason pension benefits to be maintained, but further pension plan participation to be terminated effective upon termination of the current Douglas & Lomason pension plan;

        (v) Not less than four (4) weeks vacation in respect of each completed twelve (12) month period, to be taken at such time or times as are mutually convenient to you and Mr. Fike, but not payment in lieu thereof;

        (vi)    receive an automobile allowance of $650 per month; and

        (vii) reimbursement for all reasonable and documented business expenses incurred on behalf of the Corporation in carrying out your duties, in accordance with the Corporation's policies from time to time.


5. CONDITIONS FOR CONTINUED EMPLOYMENT: It is acknowledged by you that as a condition of your continued employment you will comply in every respect with the Corporation's Capital Expenditure Guidelines, Employee's Charter of Rights, Corporate Constitution and Health, Safety and Environmental Policy, together with such other Magna corporate policies as may be put into effect from time to time.


6. TERMINATION: Your employment and this agreement, including all benefits provided for under this agreement, will terminate on: (a) your death;
        (b) the acceptance by the Corporation of your voluntary resignation; (c) at the Corporation's option, your physical or mental disability such that you are unable in any material respect to perform your duties and responsibilities under this agreement for an aggregate of six (6) months or more in any twenty-four (24) month period; or (d) your dismissal for just cause or by reason of your material breach of the terms of this agreement. On termination of this agreement other than for dismissal for just cause (as subsequently defined) or for material breach under sub-paragraph 6(d), the Corporation will also pay your Annual Bonus on a prorated basis. In the event that you breach the provisions of paragraph 7, the payment of all compensation will immediately cease.

        For purposes of this agreement, "just cause" shall mean (a) the wilful or repeated failure by you to perform your duties and obligations to the Corporation in any material respect (other than any such failure resulting from a disability as contemplated by this agreement), (b) the wilful engaging by you in misconduct which is materially injurious to the Corporation, monetarily or otherwise, (c) the wilful or repeated failure by you to follow in any material respect the lawful instructions of the person to whom you report, or (d) a conviction for or plea of nolo contendere to a felony under the laws of the United States or of any state therein. To be "wilful", an act or failure to act by you must be done or omitted to be done by you in bad faith and without reasonable belief that your action or omission was in compliance with the Corporation's policies or lawful instructions and was in the best interests of the Corporation.


        The termination provisions set forth above include all severance pay entitlement, notice of termination or pay in lieu thereof, salary, bonuses, automobile allowances, vacation and/or vacation pay and other remuneration and benefits payable or otherwise provided to you in relation to your employment by the Corporation (including, specifically, any preceding employment by Magna, or its affiliated or associated companies as the case may be (all of the foregoing are hereinafter collectively referred to as the "Magna Group")), and the termination of your employment and this agreement.

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Mr. Harry A. Lomason II               -3-                       October   , 1996

7. You hereby acknowledge as reasonable and agree that you shall abide by the following terms and conditions:

        i) TECHNOLOGY, KNOW-HOW, INVENTIONS, PATENTS: That all designs, devices, improvements, inventions and ideas made or conceived by you resulting from your access to the business of the Magna Group shall be exclusive property of the Magna Group and you and your estate agree to take all necessary steps to ensure that such property rights are protected.

        ii) CONFIDENTIALITY: You shall keep confidential at any time during or after your employment, any information (including proprietary or confidential information) about the business and affairs of, or belonging to, the Corporation or any member of the Magna Group or their respective customers or suppliers, including information which, though technically not trade secrets, the dissemination or knowledge whereof might prove prejudicial to any of them.

        iii) NON-COMPETITION: During the term of your employment with the Corporation and for a period of twelve (12) months after the termination of your employment, you shall not, directly or indirectly, in any capacity compete with the business of the Corporation or of any member of the Magna Group in respect of which you have had access to proprietary or confidential information or solicit the employees thereof; provided, however, that this provision shall not apply after the termination of your employment if the Corporation terminates your employment without just cause or as a result of your material breach of this agreement.

8. TERM: This agreement shall commence on the date the merger between Douglas & Lomason Company and Magna Acquisition Corporation is completed (the "Commencement Date") and shall expire five (5) years after such Commencement Date, subject to earlier termination in accordance with the terms of this agreement. Upon expiry or other termination of this agreement, paragraph 7 shall continue in full force and effect.

If the terms of employment as set out in this agreement are acceptable to you, please sign and date three copies in the places indicated and return two fully signed copies to the attention of Bill Fike. Upon execution by you, this agreement replaces any prior written or oral employment contract or other agreement concerning remuneration between you and the Corporation or any member of the Magna Group.

Yours very truly,



Don Walker                                      William H. Fike
President and Chief Executive Officer           Vice Chairman


/jm                                 ------

I hereby accept the terms and conditions set out above and acknowledge that this agreement contains all of the terms and conditions of my employment with Magna Lomason Corporation and that no other terms, conditions or representations other than those within this letter form part of this agreement.


- -------------------------------                 --------------------------------
Date            , 1996                          Harry A. Lomason II